May 22, 2020

VIA EDGAR CORRESPONDENCE

Jeff Foor, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission (the “Commission”)
100 F Street, NE
Washington, DC 20549

Re: Response to Comments on 485(a) filing for the Class R6 shares of the Wells Fargo Fundamental Small Cap Growth Fund, the Wells Fargo Intrinsic Small Cap Value Fund and the Wells Fargo Opportunity Fund (each a “Fund”), each a series of Wells Fargo Funds Trust (the “Registrant”)

Dear Mr. Foor:

In response to your comments to the Registrant’s filing made on April 2, 2020 in order to register each Fund’s Class R6 shares pursuant to Rule 485(a) under the Securities Act of 1933 (accession no. 0001081400-20-000225), please note the following responses.

Prospectus Comments

1. Comment: You requested that we confirm whether or not the fee waiver described in the footnote to each Fund’s Annual Fund Operating Expenses table is subject to recoupment by the Fund’s investment manager.

Response: Each Fund’s fee waivers are not subject to recoupment by the investment manager.

2. Comment: You requested that we consider reordering the list of each Fund’s principal investment risks by order of magnitude, so that the most salient risks are listed first.

Response: We respectfully decline to make this change. The section of each Fund’s prospectus disclosing principal risks complies with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principle risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund’s Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

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Please feel free to call me at (617) 377-7059 if you have any questions or comments with respect to this matter.

Sincerely,

Maureen Towle
Senior Counsel
WELLS FARGO FUNDS MANAGEMENT, LLC